

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2013

Via E-mail
David P. Storch
Chief Executive Officer
AAR Corp.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, IL 60191

> **Re: AAR Corp.**
> **Registration Statement on Form S-4**
> **Filed October 22, 2013**
> **File No. 333-191850**

Dear Mr. Storch:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the exchange of 7.25% Senior Notes Due 2022 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Forward-Looking Statements, page iii

2. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the references to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Exhibit 5.2

3. Counsel may examine such documents as it deems appropriate to render its opinion, but may not limit its opinion to certain documents. Please have counsel revise pages 1 and 2 by clarifying that it has examined all other documents as it has deemed necessary to render its opinion.

Exhibit 5.3

4. Please remove item 7.4 on pages 7 and 8 or provide us with the legal basis for the language contained therein. In doing so, please refer to the jurisdictional provisions of the federal securities laws and any applicable case law in support of the inclusion of this language. Please also have counsel explain to us why this language does not explicitly or implicitly limit and condition reliance by purchasers in the offering.

Exhibit 5.4

5. Please revise paragraph E.1 on page 8. Counsel may not attempt to limit reliance by purchasers on the legality opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
       Robert J. Minkus
       Schiff Hardin LLP